UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CELLULAR BIOMEDICINE GROUP, INC.

(Name of the Issuer)

Cellular Biomedicine Group, Inc.

CBMG Holdings

CBMG Merger Sub Inc.

Yunfeng Fund III, L.P.

Yunfeng Investment III, Ltd.

Yunfeng Capital Limited

TF Capital Ranok Ltd.

TF Capital Fund III L.P.

Winsor Capital Limited

TF I Ltd.

Tony (Bizuo) Liu

Yihong Yao

Li (Helen) Zhang

Chengxiang (Chase) Dai

Dangdai International Group Co., Limited

Mission Right Limited

Wealth Map Holdings Limited

Earls Mill Limited

Sailing Capital Overseas Investments Fund, L.P.

Sailing Capital Overseas Investments GP, Ltd

OPEA SRL

Maplebrook Limited

Full Moon Resources Limited

Viktor Pan

Zheng Zhou

Novartis AG

Novartis Pharma AG

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15117P102

(CUSIP Number of Class of Securities)

Andrew Chan Cellular Biomedicine Group, Inc. 209 Perry Parkway, Suite 13 Gaithersburg, Maryland 20877 (301) 825-5320	Xin Huang CBMG Holdings Room 3501, 35th floor, K. Wah Centre, No. 1010, Middle Huaihai Rd. Shanghai 200031, China +852 2516 6363

With copies to:
William Fong, Esq. White & Case LLP 9th Floor Central Tower 28 Queen’s Road Central Hong Kong SAR +852 2822 8700	Morton A. Pierce, Esq. Chang-Do Gong, Esq. White & Case LLP 1221 Avenue of the Americas New York, New York 10020-1095 (212) 819-8200	Nima Amini, Esq. O’Melveny & Myers LLP 31/F AIA Central 1 Connaught Road Central Hong Kong SAR +852 3512 2300

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((§§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$217,011,577.27	$23,675.96

*

For purposes of calculating the filing fee only, the maximum aggregate value was determined based upon the sum of: (A) 10,181,058 shares of common stock outstanding as of September 28, 2020, multiplied by the merger consideration of $19.75 per share (calculated as 19,450,353 shares of common stock outstanding as of September 28, 2020 minus 9,269,295 shares held by Rollover Stockholders (as defined below in this statement) as of September 28, 2020); (B) 1,476,742 shares of common stock issuable upon the exercise of options to purchase shares of common stock outstanding as of September 28, 2020, with a per share exercise price below $19.75, multiplied by $9.31 (the difference between $19.75 per share and the weighted average exercise price of $10.44 per share); (C) 110,745 shares of common stock subject to restricted stock units outstanding as of September 28, 2020, other than restricted stock units held by the Management Rollover Stockholders (as defined below in this statement), multiplied by the merger consideration of $19.75 per share; and (D) 0 shares of common stock subject to performance-based restricted stock units outstanding as of September 28, 2020, multiplied by the merger consideration of $19.75 per share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the maximum aggregate value of the transaction by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously paid: $23,675.96

Form or Registration No.: Schedule 14A (File No. 001-36498)

Filing Party: Cellular Biomedicine Group, Inc.

Date Filed: October 9, 2020

Introduction

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, this “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (i) Cellular Biomedicine Group, Inc., a Delaware corporation (the “Company”), (ii) CBMG Holdings, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), (iii) CBMG Merger Sub Inc., a Delaware corporation (“Merger Sub”), (iv) Yunfeng Fund III, L.P., an exempted limited partnership established under the laws of the Cayman Islands, (v) Yunfeng Investment III, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, (vi) Yunfeng Capital Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (vii) TF Capital Ranok Ltd., a company with limited liability incorporated under the laws of the British Virgin Islands, (viii) TF Capital Fund III L.P., an exempted limited partnership established under the laws of the Cayman Islands, (ix) Winsor Capital Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, (x) TF I Ltd., a company with limited liability incorporated under the laws of the British Virgin Islands, (xi) Tony (Bizuo) Liu, Chief Executive Officer, Chief Financial Officer and a director of the Company, (xii) Yihong Yao, Chief Scientific Officer of the Company, (xiii) Li (Helen) Zhang, Chief Production Officer of the Company, (xiv) Chengxiang (Chase) Dai, General Manager of the Regenerative Medicine Business Unit of the Company, (xv) Dangdai International Group Co., Limited, a private company limited by shares organized under the laws of Hong Kong, (xvi) Mission Right Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, (xvii) Wealth Map Holdings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, (xviii) Earls Mill Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, (xix) Sailing Capital Overseas Investments Fund, L.P., an exempted limited partnership established under the laws of the Cayman Islands, (xx) Sailing Capital Overseas Investments GP, Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (xxi) OPEA SRL, a company organized under the laws of Italy, (xxii) Maplebrook Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (xxiii) Full Moon Resources Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, (xxiv) Viktor Pan, (xxv) Zheng Zhou, (xxvi) Novartis AG, a corporation organized under the laws of Switzerland and (xxvii) Novartis Pharma AG, a corporation organized under the laws of Switzerland (the persons identified in clauses (i) through (xxvii), collectively, the “Filing Persons”). In this Transaction Statement, (i) Messrs. Liu, Yao and Dai and Ms. Zhang are referred to, collectively, as the “Management Rollover Stockholders,” (ii) the Management Rollover Stockholders, together with Dangdai International Group Co., Limited, Mission Right Limited, Wealth Map Holdings Limited, Earls Mill Limited, OPEA SRL, Maplebrook Limited, Full Moon Resources Limited and Messrs. Pan and Zhou, are referred to, collectively, as the “Consortium Rollover Stockholders,” (iii) the Consortium Rollover Stockholders and Novartis Pharma AG are referred to, collectively, as the “Rollover Stockholders,” (iv) Yunfeng Fund III, L.P., TF Capital Fund III L.P., Velvet Investment Pte. Ltd. and Mr. Liu are referred to, collectively, as the “Equity Investors,” (v) the Consortium Rollover Stockholders, together with the Equity Investors, Parent and Merger Sub, are referred to, collectively, as the “Buyer Consortium,” (vi) the Consortium Rollover Stockholders, Yunfeng Fund III, L.P., Yunfeng Capital Limited, TF Capital Fund III L.P., TF Capital Ranok Ltd., Winsor Capital Limited, TF I Ltd., Parent, Merger Sub, Novartis AG and Novartis Pharma AG are referred to, collectively, as the “Buyer Filing Persons,” and (vii) the Rollover Stockholders, Parent, Merger Sub, the Equity Investors, Yunfeng Capital Limited, TF Capital Ranok Ltd., Winsor Capital Limited and TF I Ltd. are referred to, collectively, as the “Participants.”

This Transaction Statement relates to an Agreement and Plan of Merger, dated as of August 11, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. Pursuant to the Merger Agreement, if certain conditions are satisfied or waived by the applicable party, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, upon consummation of the Merger, each share of the Company’s common stock, par value $0.001 per share (“Common Stock”), outstanding immediately prior to the effective time of the Merger (other than (i) shares of Common Stock held by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent and shares of Common Stock owned by the Company, (ii) certain shares of Common Stock owned by the Rollover Stockholders, and (iii) shares of Common Stock held by any of the Company’s stockholders who are entitled to, and who have timely perfected and have not withdrawn a demand for (or lost their right to), appraisal rights pursuant to

Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive $19.75 in cash, without interest and subject to any applicable withholding tax. Following consummation of the Merger, shares of Common Stock will no longer be publicly traded, and holders of Common Stock (other than the Rollover Stockholders) will cease to have any ownership interest in the Company.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amended preliminary proxy statement (the “Proxy Statement”) pursuant to Regulation 14A of the Exchange Act relating to a special meeting of the stockholders of the Company at which the holders of Common Stock will be asked to consider and vote on a proposal to adopt the Merger Agreement. The Merger cannot be consummated unless the Merger Agreement is adopted by the affirmative vote of the holders of (i) at least a majority of the shares of Common Stock outstanding at the close of business, Eastern Time, on the record date for the special meeting, and (ii) at least a majority of the shares of Common Stock outstanding at the close of business, Eastern Time, on the record date, excluding the votes of the Participants and their respective affiliates, in each case, in accordance with applicable law and the organizational documents of the Company. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement and is incorporated herein by reference.

The board of directors of the Company (the “Board”) formed a special committee comprised solely of four independent and disinterested directors of the Company (the “Special Committee”) to evaluate and, if applicable, negotiate the terms of the Merger and alternatives to the Merger. The Special Committee unanimously: (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders (other than the Participants and their respective affiliates), (ii) directed that the Merger Agreement be submitted to the Board for its approval and recommendation that the Company’s stockholders adopt the Merger Agreement, and (iii) recommended that the Board (a) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (b) declare that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders (other than the Participants and their respective affiliates), (c) authorize and approve the Company’s entry into the Merger Agreement and consummation of the transactions contemplated thereby, including the Merger, (d) submit the adoption of the Merger Agreement for consideration by the Company’s stockholders at a meeting of the stockholders of the Company, and (e) recommend that the Company’s stockholders vote in favor of the adoption of the Merger Agreement.

The Board (without the participation of Tony (Bizuo) Liu, Darren O’Brien and Hansheng Zhou, who abstained from voting given their relationships with the Buyer Consortium), acting on behalf of the Company and upon the unanimous recommendation of the Special Committee with respect to the Merger Agreement and the transactions contemplated thereby, including the Merger, unanimously (i) determined that the Merger Agreement and other transaction documents and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders (other than the Participants and their respective affiliates), (ii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and other transaction documents and consummation of the transactions contemplated thereby, including the Merger, and (iii) directed that the Merger Agreement be submitted for adoption by the Company’s stockholders and recommended that the Company’s stockholders vote in favor of the adoption of the Merger Agreement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. All capitalized terms used but not expressly defined in this Transaction Statement shall have the respective meanings given to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a “going private transaction” for purposes of Rule 13e-3 promulgated under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person or any of its affiliates.

All information concerning each Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2. Subject Company Information

(a)	Name and Address. The Company’s name, and the address and telephone number of its principal executive offices, are as follows:

Cellular Biomedicine Group, Inc.

209 Perry Parkway, Suite 13

Gaithersburg, Maryland 20877

United States of America

Telephone: +1 (301) 825-5320

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“Security Ownership of Certain Beneficial Owners and Management”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Cellular Biomedicine Group, Inc.—Market Price of the Common Stock and Dividend Information”

(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Conduct of Business by the Company”

“Important Information Regarding Cellular Biomedicine Group, Inc.—Market Price of the Common Stock and Dividend Information”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Cellular Biomedicine Group, Inc.—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Cellular Biomedicine Group, Inc.—Transactions in Common Stock”

Item 3. Identity and Background of Filing Person.

(a)-(c)	Name and Address; Business and Background of the Entities; Business and Background of Natural Persons. Cellular Biomedicine Group, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties Involved in the Merger”

“The Parties Involved in the Merger”

“Important Information Regarding Cellular Biomedicine Group, Inc.”

“Important Information Regarding the Buyer Filing Persons”

“Where You Can Find Additional Information”

Item 4.Terms of the Transaction

(a)	Material Terms.

(1)	Tender Offers. Not applicable.

(2)	Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Provisions for Unaffiliated Stockholders”

“Special Factors—Purposes of the Company for the Merger”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Effects on the Company if Merger is Not Completed”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Rollover and Support Agreements”

“Special Factors—CFIUS Clearance”

“Special Factors—Payment of the Per Share Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Per Share Merger Consideration”

“The Merger Agreement—Exchange Procedures”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Conditions to the Merger”

Annex A—Agreement and Plan of Merger

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing for the Merger”

“Special Factors—Rollover and Support Agreements”

“Special Factors—Novartis Waivers”

“Special Factors—Interim Investors Agreement”

“Special Factors—Amendment Letter to TF Bridge Loan Agreement”

“Special Factors—Yunfeng Bridge Loan Agreement”

“The Merger Agreement—Exchange Procedures”

“Merger-Related Executive Compensation Arrangements (The Advisory Compensation Proposal—Proposal 3)”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Appraisal Rights”

“Rights of Appraisal”

Annex C—Section 262 of the General Corporation Law of the State of Delaware

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Stockholders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing for the Merger”

“Special Factors—Rollover and Support Agreements”

“Special Factors—Novartis Waivers”

“Special Factors—Interim Investors Agreement”

“Special Factors—Amendment Letter to TF Bridge Loan Agreement”

“Special Factors—Yunfeng Bridge Loan Agreement”

“The Merger Agreement”

“Important Information Regarding Cellular Biomedicine Group, Inc.—Transactions in Common Stock”

“Important Information Regarding Cellular Biomedicine Group, Inc.—Certain Transactions among the Company and the Buyer Filing Persons”

Annex A—Agreement and Plan of Merger

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes of the Company for the Merger”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Filing Persons for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing for the Merger”

“Special Factors—Rollover and Support Agreements”

“Special Factors—Novartis Waivers”

“Special Factors—Interim Investors Agreement”

“Special Factors—Amendment Letter to TF Bridge Loan Agreement”

“Special Factors—Yunfeng Bridge Loan Agreement”

“The Merger Agreement”

“Important Information Regarding Cellular Biomedicine Group, Inc.—Transactions in Common Stock”

Annex A—Agreement and Plan of Merger

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing for the Merger”

“Special Factors—Rollover and Support Agreements”

“Special Factors—Novartis Waivers”

“Special Factors—Interim Investors Agreement”

“Special Factors—Amendment Letter to TF Bridge Loan Agreement”

“Special Factors—Yunfeng Bridge Loan Agreement”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Important Information Regarding Cellular Biomedicine Group, Inc.—Transactions in Common Stock”

“Important Information Regarding Cellular Biomedicine Group, Inc.—Certain Transactions among the Company and the Buyer Filing Persons”

“Security Ownership of Certain Beneficial Owners and Management”

Annex A—Agreement and Plan of Merger

Item 6. Purposes of the Transaction, and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Rollover and Support Agreements”

“Special Factors—Delisting and Deregistration of Our Common Stock”

“The Merger Agreement—Per Share Merger Consideration”

“The Merger Agreement—Treatment of Company Equity Awards”

“Important Information Regarding Cellular Biomedicine Group, Inc.—Market Price of the Common Stock and Dividend Information”

Annex A—Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes of the Company for the Merger”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing for the Merger”

“Special Factors—Rollover and Support Agreements”

“Special Factors—Amendment Letter to TF Bridge Loan Agreement”

“Special Factors—Yunfeng Bridge Loan Agreement”

“Special Factors—Delisting and Deregistration of Our Common Stock”

“The Merger Agreement—The Merger”

“The Merger Agreement—Closing and Effective Time of the Merger”

“The Merger Agreement—Per Share Merger Consideration”

“The Merger Agreement—Treatment of Company Equity Awards”

“Important Information Regarding Cellular Biomedicine Group, Inc.—Market Price of the Common Stock and Dividend Information”

Annex A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes of the Company for the Merger”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Filing Persons for the Merger”

“Special Factors—Plans for the Company After the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

“Special Factors—Purposes of the Company for the Merger”

“Special Factors—Purposes and Reasons of the Buyer Filing Persons for the Merger”

“Special Factors—Plans for the Company After the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes of the Company for the Merger”

“Special Factors—Provisions for Unaffiliated Stockholders”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing for the Merger”

“Special Factors—Rollover and Support Agreements”

“Special Factors—Fees and Expenses”

“Special Factors—Effective Time of the Merger”

“Special Factors—Delisting and Deregistration of Common Stock”

“Special Factors—Payment of the Per Share Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—The Merger”

“The Merger Agreement—Closing and Effective Time of the Merger”

“The Merger Agreement—Per Share Merger Consideration”

“The Merger Agreement—Exchange Procedures”

“The Merger Agreement—Treatment of Company Equity Awards”

“Merger-Related Executive Compensation Arrangements (The Advisory Compensation Proposal—Proposal 3)”

“Rights of Appraisal”

Annex A—Agreement and Plan of Merger

Annex C—Section 262 of the General Corporation Law of the State of Delaware

Item 8. Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Jefferies LLC”

“Special Factors—Purposes of the Company for the Merger”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Filing Persons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

Annex B—Opinion of Jefferies LLC

The discussion materials, dated March 22, 2020 and July 24, 2020, of Jefferies LLC for the Special Committee and the presentation, dated August 10, 2020, of Jefferies LLC to the Special Committee are attached hereto as Exhibit (c)(2), Exhibit (c)(3) and Exhibit (c)(4) and are incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger (The Merger Agreement Proposal—Proposal 1)”

“The Merger Agreement—Conditions to the Merger”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Provisions for Unaffiliated Stockholders”

“The Special Meeting—Recommendations of the Special Committee and the Board”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“The Special Meeting—Recommendations of the Special Committee and the Board”

(f)	Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Jefferies LLC”

“Where You Can Find Additional Information”

Annex B—Opinion of Jefferies LLC

The discussion materials, dated March 22, 2020 and July 24, 2020, of Jefferies LLC for the Special Committee and the presentation, dated August 10, 2020, of Jefferies LLC to the Special Committee are attached hereto as Exhibit (c)(2), Exhibit (c)(3) and Exhibit (c)(4) and are incorporated herein by reference.

The report, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or any representative thereof who has been so designated in writing, and copies may be obtained by requesting them in writing from the Company at the email address provided under the caption “Where You Can Find Additional Information” in the Proxy Statement, which is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

(a)-(b)	Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing for the Merger”

“Special Factors—Rollover and Support Agreements”

“The Merger Agreement—Conditions to the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Merger Agreement—Expenses”

“The Merger Agreement—Termination Fees”

(d)	Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Important Information Regarding Cellular Biomedicine Group, Inc.—Ownership of Common Stock by the Participants”

“Important Information about Cellular Biomedicine Group, Inc.—Transactions in Common Stock”

“Important Information about Cellular Biomedicine Group, Inc.—Certain Transactions among the Company and the Buyer Filing Persons”

“Security Ownership of Certain Beneficial Owners and Management”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Rollover and Support Agreements”

“Special Factors—Amendment Letter to TF Bridge Loan Agreement”

“Special Factors—Yunfeng Bridge Loan Agreement”

“Important Information about Cellular Biomedicine Group, Inc.—Transactions in Common Stock”

“Important Information about Cellular Biomedicine Group, Inc.—Certain Transactions among the Company and the Buyer Filing Persons”

Item 12. The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes of the Company for the Merger”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Filing Persons for the Merger”

“Special Factors—Rollover and Support Agreements”

“Special Factors—Intent to Vote in Favor of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Interim Investors Agreement”

“The Special Meeting—Required Vote”

“Important Information Regarding Cellular Biomedicine Group, Inc.—Transactions in Common Stock”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes of the Company for the Merger”

“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Buyer Filing Persons for the Merger”

“Special Factors—Rollover and Support Agreements”

“Special Factors—Interim Investors Agreement”

“The Merger (The Merger Agreement Proposal—Proposal 1)”

Item 13. Financial Statements

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Cellular Biomedicine Group, Inc.— Selected Historical Financial Data”

“Important Information Regarding Cellular Biomedicine Group, Inc.—Book Value Per Share”

“Where You Can Find Additional Information”

The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and the unaudited condensed consolidated financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 are incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Special Meeting—Additional Assistance”

Item 15. Additional Information

(b)	Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Merger”

“Merger-Related Executive Compensation Arrangements (The Advisory Compensation Proposal—Proposal 3)”

(c)	Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1)	Preliminary Proxy Statement of Cellular Biomedicine Group, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the U.S. Securities and Exchange Commission).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to Cellular Biomedicine Group, Inc. Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release issued by Cellular Biomedicine Group, Inc., dated August 12, 2020 (incorporated herein by reference to Exhibit 99.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(a)(6)	Letter to Employees, dated August 12, 2020 (incorporated herein by reference to Cellular Biomedicine Group, Inc.’s Schedule 14A filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(a)(7)	Cellular Biomedicine Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed on February 28, 2020 (incorporated herein by reference).

(a)(8)	Cellular Biomedicine Group Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 filed on May 6, 2020 (incorporated herein by reference).

(a)(9)	Cellular Biomedicine Group, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed on August 12, 2020 (incorporated herein by reference).

(a)(10)	Cellular Biomedicine Group Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed on November 9, 2020 (incorporated herein by reference).

(c)(1)	Opinion of Jefferies LLC, dated August 10, 2020 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2)	Discussion Materials of Jefferies LLC dated March 22, 2020.*

(c)(3)	Discussion Materials of Jefferies LLC dated July 24, 2020.*

(c)(4)	Presentation of Jefferies LLC dated August 10, 2020.*

(d)(1)	Agreement and Plan of Merger, dated as of August 11, 2020, by and among CBMG Holdings, CBMG Merger Sub Inc. and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Equity Commitment Letter, dated as of August 11, 2020, by and between Tony (Bizuo) Liu and CBMG Holdings (incorporated herein by reference to Exhibit 14 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(3)	Equity Commitment Letter, dated as of August 11, 2020, by and between Yunfeng Fund III, L.P. and CBMG Holdings (incorporated herein by reference to Exhibit 15 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(4)	Equity Commitment Letter, dated as of August 11, 2020, by and between TF Capital Fund III L.P. and CBMG Holdings (incorporated herein by reference to Exhibit 16 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(5)	Equity Commitment Letter, dated as of August 11, 2020, by and between Velvet Investment Pte. Ltd. and CBMG Holdings (incorporated herein by reference to Exhibit 17 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(6)	Limited Guarantee of Tony (Bizuo) Liu, dated as of August 11, 2020, by and between Tony (Bizuo) Liu and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 19 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(7)	Limited Guarantee of Yunfeng Fund III, L.P., dated as of August 11, 2020, by and between Yunfeng Fund III, L.P. and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 20 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(8)	Limited Guarantee of TF Capital Fund III L.P., dated as of August 11, 2020, by and between TF Capital Fund III L.P. and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 21 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(9)	Limited Guarantee of Velvet Investment Pte. Ltd., dated as of August 11, 2020, by and between Velvet Investment Pte. Ltd. and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 22 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(10)	Interim Investors Agreement, dated as of August 11, 2020, by and among CBMG Holdings, CBMG Merger Sub Inc. and the Consortium Rollover Stockholders (incorporated herein by reference to Exhibit 23 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(11)	Rollover and Support Agreement, dated as of August 11, 2020, by and among CBMG Holdings, CBMG Merger Sub Inc., Tony (Bizuo) Liu, Yihong Yao, Li (Helen) Zhang, Chengxiang (Chase) Dai, Dangdai International Group Co., Limited, Mission Right Limited, Wealth Map Holdings Limited, Earls Mill Limited, OPEA SRL, Maplebrook Limited, Full Moon Resources Limited, Viktor Pan and Zheng Zhou (incorporated herein by reference to Exhibit 18 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(12)	Rollover and Support Agreement, dated as of August 11, 2020, by and among CBMG Holdings, CBMG Merger Sub Inc. and Novartis Pharma AG (incorporated herein by reference to Exhibit 99.4 to Novartis AG’s and Novartis Pharma AG’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 14, 2020).

(d)(13)	Loan Agreement, dated as of January 28, 2020, between Cellular Biomedicine Group, Inc. and Winsor Capital Limited (incorporated herein by reference to Exhibit 10.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 29, 2020).

(d)(14)	Convertible Promissory Note, dated as of January 28, 2020, issued by Cellular Biomedicine Group, Inc. to Winsor Capital Limited.*

(d)(15)	Amendment Letter, dated as of August 11, 2020, to the Loan Agreement between Winsor Capital Limited and Cellular Biomedicine Group, Inc. dated January 28, 2020 and to the Convertible Promissory Note issued by Cellular Biomedicine Group, Inc. to Winsor Capital Limited, dated January 30, 2020 (incorporated herein by reference to Exhibit 24 to Amendment No. 5 to Mr. Tony (Bizuo) Liu’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(16)	Loan Agreement, dated as of August 11, 2020, between Yunfeng Capital Limited and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 10.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 12, 2020).

(d)(17)	Convertible Promissory Note, dated as of August 14, 2020, issued by Cellular Biomedicine Group, Inc. to Yunfeng Capital Limited.*

(d)(18)	Share Purchase Agreement, dated as of September 25, 2018, by and among Novartis Pharma AG, Cellular Biomedicine Group, Inc. and Shanghai Cellular Biopharmaceutical Group Ltd. (incorporated herein by reference to Exhibit 10.2 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 27, 2018).

(d)(19)	Registration Rights Agreement, dated as of September 26, 2018, by and between Novartis Pharma AG and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 4.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 27, 2018).

(d)(20)	License and Collaboration Agreement, dated as of September 25, 2018, by and among Novartis Pharma AG, Cellular Biomedicine Group, Inc., Cellular Biomedicine Group HK Ltd., Cellular Biomedicine Group (Wuxi) Ltd., Cellular Biomedicine Group (Shanghai) Ltd. and Shanghai Cellular Biopharmaceutical Group Ltd. (incorporated herein by reference to Exhibit 10.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 27, 2018).

(d)(21)	Toll Manufacturing and Supply Agreement, dated as of December 21, 2018, by and among Beijing Novartis Pharma Co., Ltd., Novartis Pharma AG, Shanghai Cellular Biopharmaceutical Group Ltd. and Cellular Biomedicine Group, Inc. (incorporated herein by reference to Exhibit 10.1 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 28, 2018).

(d)(22)	License and Collaboration Agreement Waiver, dated as of August 11, 2020, delivered by Novartis Pharma AG (incorporated herein by reference to Exhibit 99.5 to Novartis AG’s and Novartis Pharma AG’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 14, 2020).

(d)(23)	Supply Agreement Waiver, dated as of August 11, 2020, delivered by Novartis Pharma AG and Beijing Novartis Pharma Co., Ltd. (incorporated herein by reference to Exhibit 99.6 to Novartis AG’s and Novartis Pharma AG’s Schedule 13D filed with the U.S. Securities and Exchange Commission on August 14, 2020).

(d)(24)	Loan Agreement, dated as of October 23, 2020, between Cellular Biomedicine Group, Inc. and TFI I Ltd. (incorporated herein by reference to Exhibit 10.1 to Cellular Biomedicine Group Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 26, 2020).

(d)(25)	Convertible Promissory Note, dated as of October 28, 2020, issued by Cellular Biomedicine Group, Inc. to TF I Ltd.

(d)(26)	Loan Agreement, dated as of October 23, 2020, between Cellular Biomedicine Group, Inc. and Yunfeng Capital Limited (incorporated herein by reference to Exhibit 10.2 to Cellular Biomedicine Group, Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 26, 2020).

(d)(27)	Convertible Promissory Note, dated as of October 30, 2020, issued by Cellular Biomedicine Group, Inc. to Yunfeng Capital Limited.

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

*	Previously filed with the Schedule 13E-3 that was filed with the U.S. Securities and Exchange Commission on October 9, 2020.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 17, 2020

CELLULAR BIOMEDICINE GROUP, INC.

By:	/s/ Andrew Chan
Name: Andrew Chan
Title: Chief Legal Officer

CBMG HOLDINGS

By:	/s/ Xin Huang
Name: Xin Huang
Title: Director

CBMG MERGER SUB INC.

By:	/s/ Xin Huang
Name: Xin Huang
Title: Director

YUNFENG FUND III, L.P.

By:	/s/ Xin Huang
Name: Xin Huang
Title: Authorized Signatory

YUNFENG INVESTMENT III, LTD.

By:	/s/ Xin Huang
Name: Xin Huang
Title: Authorized Signatory

YUNFENG CAPITAL LIMITED

By:	/s/ Xin Huang
Name: Xin Huang
Title: Authorized Signatory

TF CAPITAL RANOK LTD.

By:	/s/ Chiang Chen Hsiu-Lien
Name: Chiang Chen Hsiu-Lien
Title: Director

TF CAPITAL FUND III L.P.

By:	/s/ Chiang Chen Hsiu-Lien
Name: Chiang Chen Hsiu-Lien
Title: Director

WINSOR CAPITAL LIMITED

By:	/s/ Ming Li
Name: Ming Li
Title: Director

TF I LTD.

By:	/s/ Chiang Chen Hsiu-Lien
Name: Chiang Chen Hsiu-Lien
Title: Director

TONY (BIZUO) LIU

By:	/s/ Tony (Bizuo) Liu

YIHONG YAO

By:	/s/ Yihong Yao

LI (HELEN) ZHANG

By:	/s/ Li (Helen) Zhang

CHENGXIANG (CHASE) DAI

By:	/s/ Chengxiang (Chase) Dai

DANGDAI INTERNATIONAL GROUP CO., LIMITED

By:	/s/ Chen Jie
Name: Chen Jie
Title: Executive Vice President

MISSION RIGHT LIMITED

By:	/s/ Chiu Tao
Name: Chiu Tao
Title: Director

WEALTH MAP HOLDINGS LIMITED

By:	/s/ James Xiao Dong Liu
Name: James Xiao Dong Liu
Title: Director

EARLS MILL LIMITED

By:	/s/ James Xiao Dong Liu
Name: James Xiao Dong Liu
Title: Director

SAILING CAPITAL OVERSEAS INVESTMENTS FUND, L.P.

By:	/s/ James Xiao Dong Liu
Name: James Xiao Dong Liu
Title: Chairman

SAILING CAPITAL OVERSEAS INVESTMENTS GP, LTD

By:	/s/ James Xiao Dong Liu
Name: James Xiao Dong Liu
Title: Chairman

OPEA SRL

By:	/s/ Edoardo Fontana
Name: Edoardo Fontana
Title: Managing Director

MAPLEBROOK LIMITED For and on behalf of BUKIT MERAH LIMITED Corporate Director

By:	/s/ Edrie Yin
Name: Edrie Yin
Title: Authorized Signatory

By:	/s/ Jean-Marc Rentsch
Name: Jean-Marc Rentsch
Title: Authorized Signatory

FULL MOON RESOURCES LIMITED

By:	/s/ Pak To Leung
Name: Pak To Leung
Title: Director

VIKTOR PAN

By:	/s/ Viktor Pan

ZHENG ZHOU

By:	/s/ Zheng Zhou

NOVARTIS AG

By:	/s/ Richard Pulik
Name: Richard Pulik
Title: As Attorney

By:	/s/ Benjamin Brod
Name: Benjamin Brod
Title: As Attorney

NOVARTIS PHARMA AG

By:	/s/ Susanne Kreutz
Name: Susanne Kreutz
Title: As Attorney

By:	/s/ Jean-Baptiste Leray
Name: Jean-Baptiste Leray
Title: As Attorney